06008506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 19 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR 19 2006 WASH. D.C. 209

SEC FILE NUMBER
8- 52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consilium Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Briggs, Jr 617/267-0600 x206
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wald & Engle
(Name — *if individual, state last, first, middle name*)

200 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

WALD & INGLE, P.C.
Certified Public Accountants

200 High Street
Boston, MA 02110

TEL (617) 439-0600
FAX (617) 439-7080

April 18, 2006

Mr. David McNamara
Senior Compliance Examiner
Boston District Office
NASD
99 High Street-Suite 900
Boston, MA 02110

Dear Mr. McNamara:

This letter is to state that as part of our preparation of audited financial statements for Consilium Partners for the year ended 12/31/05, we reviewed and concur with the Net Capital Calculation submitted as Item G of Consilium's Annual Audited Report Form X-17A-5 Part III.

Please call with any questions.

Sincerely,

George Roberts, C.P.A.

WALD & INGLE, P.C.
Certified Public Accountants

200 High Street
Boston, MA 02110

TEL (617) 439-0600
FAX (617) 439-7080

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners
Consilium Partners, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Consilium Partners, LLC as of December 31, 2005 and 2004 and the related statements of loss, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consilium Partners, LLC as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wald & Ingle P.C.

WALD & INGLE, P.C.
Boston, Massachusetts

January 18, 2006

Note 1 - Business activity.

Consilium Partners. LLC (Limited Liability Company) is a Boston-based investment banking firm providing a wide range of financial advisory services, including assistance with respect to mergers and acquisitions, sales and divestitures, leveraged buyouts and recapitalizations, growth and buyout capital needs, fairness opinions and related corporate advisory services.

Note 2 - Summary of significant accounting policies.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for its integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the presentation of the financial statements.

Revenue recognition:

Advisory revenue is recognized in two phases of the Company's engagements. The first phase is the retainer fee to start the engagement. The second phase is the consulting and execution process, in which the engagement is completed.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid, short term investments with an original maturity of less than three months to be cash equivalents.

The Company deposits the majority of its cash in one commercial bank. From time to time, cash balances in this account exceed federally-insured limits.

Note 2 - continued.

Accounts receivable:

At December 31, 2005 and 2004, the Company provided for an allowance for doubtful accounts receivable of $0. The Company believes that the receivables are fully collectable.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight line method for financial reporting and the modified accelerated cost recovery method for income tax purposes. The estimated useful lives are as follows:

Furniture and fixtures	5 Years
Equipment	5 Years
Leasehold improvements	3 Years

Expenditures for renewals and betterments that materially extend the life of the asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation amounted to $10,546 and $12,802 for the years ended December 31, 2005 and 2004.

Marketing and advertising:

The Company's policy is to expense marketing and advertising costs as the costs are incurred. Marketing expense amounted to $19,024 and $10,454 for the years ended December 31, 2005 and 2004.

Income taxes:

The Company is treated as a partnership for income tax purposes. The Company's net revenue is allocated to the members based on the Company's operating agreement and taxed on their respective returns. As a result, no income tax expense has been recorded on the financial statements.

Note 3 - Commitments.

The Company leases office facilities in Boston under a lease expiring March 26, 2007 for an annual rent of $ 97,080 subject to annual tax, maintenance and operations expense escalations. There is one renewal option for two years. Rent expense amounted to $ 92,610 and $80,673 for 2005 and 2004, respectively.

Minimum lease payments are as follows:

2006	$ 97,080
2007	24,270
Total	$ 111,350

Note 4 - Guaranteed payments to members.

Guaranteed payments to members are calculated on an engagement to engagement basis. The payments are designed to represent reasonable compensation for the services provided on the individual engagements. As of December 31, 2005 and 2004, a payable of $3,000 and $26,175 was accrued relative to income collected and receivables billed but not paid to the partners.

Note 5 - Supplemental cash flow information.

Cash paid for interest and income taxes for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Interest paid	$ 0	$ 0
Income taxes	$ 0	$ 0